Filed by: Fidelity Investment Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Investment Trust
SEC File No. 002-90649 and 811-04008

____________________________________________________________________

<Date>

Dear Valued Client:

In February, you were notified of the proposed merger of Fidelity® Nordic Fund into Fidelity® Europe Fund on or about June 22, 2007, if approved by shareholder vote.

Please be advised that this previously announced date for the proposed merger has been changed to on or about July 20, 2007. We will provide you with an additional notification to confirm the merger 30 days prior to the actual merger date.

The following table provides information regarding the impacted funds:

Fund Number	Fund Name	CUSIP	Symbol
342	Fidelity Nordic Fund	315910752	FNORX
301	Fidelity Europe Fund	316343300	FIEUX

If you have any questions, please contact a Fidelity representative at 800-332-2008, Monday through Friday, between 8:30 a.m. and 6:00 p.m. Eastern time.

Sincerely,

/s/ Robert A. Dwight

Robert A. Dwight
Senior Vice President
Client Services

The foregoing is not a solicitation of any proxy. For a free copy of the proxy statement describing the merger of the Fidelity Nordic Fund into the Fidelity Europe Fund (and containing important information about fees, expenses, and risk considerations) and a prospectus for Fidelity Europe Fund, please call 800-332-2008. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (www.sec.gov).

For Home Office Operational Use Only

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